UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NxStage Medical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

67072V103
(CUSIP Number)

Ivy Dodes
Credit Suisse
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072V103	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 16, 2005 (as amended by Amendment No. 1 filed on June 22, 2006, Amendment No. 2 filed on August 8, 2008, Amendment No. 3 filed on August 19, 2010, and Amendment No. 4 filed on November 17, 2010, the “Schedule 13D” and, as amended by this Amendment No. 5, the “Statement”) with respect to the Common Stock, $0.001 par value per share (the “Shares”), of NxStage Medical, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 439 South Union Street, 5th Floor, Lawrence, Massachusetts 01843. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”).
The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation.  The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010.  The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

EMA Private Equity Fund 2000, L.P. (“EMA Private Equity”) is a Delaware limited partnership. Credit Suisse (Bermuda) Limited (“CS Bermuda”), a Bermuda corporation, is the general partner of EMA Private Equity and a wholly owned subsidiary of the Bank.  The address of the principal business and office of CS Bermuda is Thistle House, 4 Burnaby Street, Hamilton, Bermuda HM 12.  The address of the principal business and office of EMA Private Equity is Eleven Madison Avenue, New York, New York 10010.

Merban Equity AG Guernsey Branch (“Merban Equity Guernsey”) is a branch of Merban Equity AG (“Merban Equity”), a Swiss company, which is a wholly owned subsidiary of the Bank.  The address of the principal business and office of Merban Equity is Bahnhofstrasse 17, P.O. Box 234, CH 6300 Zug, Switzerland.  The address of the principal business and office of Merban Equity Guernsey is Helvetia Court, Les Echelons South Esplanade, St. Peter Port, Guernsey GY1 6LU.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company.  CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company.  CS USA Inc also owns all the voting stock of Credit Suisse Capital Holdings, Inc., a Delaware corporation and holding company (“CS Cap Hldgs Inc”), which is the sole member of Credit Suisse Capital LLC (“CS Cap”), which is a Delaware limited liability company and an over-the-counter derivatives dealer.  The address of the principal business and office of each of CS USA Inc, CS Cap Hldgs Inc, CS Cap and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Capital VIII, L.P. (“Sprout VIII”), Sprout Capital VII, L.P. (“Sprout VII”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout IX Plan Investors, L.P. (“IX Plan”), Sprout Plan Investors, L.P. (“Plan Investors”), Sprout Venture Capital, L.P. (“Sprout Venture”) and DLJ ESC II, L.P. (“ESC II”) are Delaware limited partnerships that make investments for long-term appreciation.  DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CS USA Inc, acts as a venture capital partnership management company.  DLJCC is also the general partner of Sprout CEO, Sprout Entrepreneurs and Sprout Venture.  DLJCC is also the managing general partner of Sprout IX, Sprout VIII and Sprout VII and, as such, is responsible for their day-to-day management.  DLJCC makes all of the investment decisions on behalf of Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs and Sprout Venture.  DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX.  DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly owned subsidiary of DLJCC, is the managing general partner of Associates IX.  DLJ Associates VIII, L.P. (“Associates VIII”), a Delaware limited partnership, is a general partner of Sprout VIII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VIII.  DLJ Capital Associates VIII, Inc. (“DLJCA VIII”), a Delaware corporation and wholly owned subsidiary of DLJCC, is the managing general partner of Associates VIII.  DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII.  DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly owned subsidiary of CS USA Inc, is the managing general partner of Associates VII.  DLJ LBO Plans Management, LLC (“DLJLBO”), a Delaware limited liability company, is the general partner of ESC II and, as such, is responsible for its day-to-day management.  DLJLBO makes all of the investment decisions on behalf of ESC II.  DLJLBO is an indirect wholly owned subsidiary of CS USA Inc.  DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and Plan Investors and, as such, is responsible for their day-to-day management.  DLJLBO II makes all of the investment decisions on behalf of IX Plan and Plan Investors.  DLJLBO II is a wholly owned subsidiary of Credit Suisse Private Equity, LLC (“CSPE LLC”), a Delaware limited liability company, which, in turn, is a wholly owned subsidiary of CS USA Inc.  CSFB Fund Co-Investment Program, L.P. (“CSFB Fund”) is a Delaware limited partnership.  DLJ MB Advisors, LLC (“DLJMB”), a Delaware limited liability company and an indirect, wholly owned subsidiary of CS USA Inc, serves as an investment advisor to CSFB Fund.  The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, DLJCA VIII, Associates VIII, DLJCA VII, Associates VII, Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs, Sprout Venture, ESC II, IX Plan, DLJLBO, DLJLBO II, DLJMB, CSPE LLC, CSFB Fund and Plan Investors is Eleven Madison Avenue, New York, New York 10010.

CSFB Strategic Partners Holdings III, L.P. (“Strategic Partners III”), DLJ Multi-Manager Private Equity Fund, L.P. (“DLJ Multi-Manager PEF”), DLJ PEP II Employee Fund, L.P. (“DLJ PEP II”), Sprout Investment Partners, L.P. (“Sprout Investment Partners”) and DLJ Private Equity Partners Fund II, L.P. (“DLJPE Partners Fund II”) are Delaware limited partnerships.  DLJMB is the managing general partner of CSFB Strategic Associates III, L.P. (“Strategic Associates III”), a Delaware limited partnership, which in turn is the general partner of Strategic Partners III.  DLJ Merchant Banking Funding, Inc. (“DLJMB

 Funding”), a Delaware corporation, is the associate general partner of Strategic Associates III.  DLJMB is also the manager of Credit Suisse Private Equity Advisers LLC (“CSPE Advisers”), a Delaware limited liability company.  Credit Suisse Alternative Capital, LLC (“CS Alternative Capital”), a Delaware limited liability company, is the sole member of CSPE Advisers.  CS Alternative Capital is a wholly owned subsidiary of CSAM Americas Holdings Corporation (“CSAM Americas”), a Delaware corporation, which in turn is a wholly owned subsidiary of CS Hldgs USA Inc. CSPE Advisers is also the general partner of each of MPE, L.P. (“MPE”) and PEP II, L.P. (“PEP II”), each of which is a Delaware limited partnership, and Sprout Investment Partners.  MPE is the general partner of DLJ Multi-Manager PEF.  PEP II is the general partner of each of DLJ PEP II and DLJPE Partners Fund II.  Each of DLJMB Funding and DLJMB is a wholly owned subsidiary of CSPE LLC, which in turn is a wholly owned subsidiary of CS USA Inc.  The address of the principal business and office of each of Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB, Strategic Associates III, DLJMB Funding, CS Alternative Capital, CSAM Americas, CSPE Advisers, MPE, PEP II, and CSPE LLC is Eleven Madison Avenue, New York, New York, 10010.

Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs, IX Plan, Plan Investors, Sprout Venture, ESC II, DLJCC and CSFB Fund are collectively referred to as the “Purchasing Entities.”  The Purchasing Entities, Associates IX, DLJCA IX, Associates VIII, DLJCA VIII, Associates VII, DLJCA VII, DLJLBO, DLJLBO II, Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB, Strategic Associates III, DLJMB Funding, CSPE Advisers, CS Alternative Capital, CSAM Americas, MPE, PEP II, CSPE LLC, EMA Private Equity, CS Bermuda, Merban Equity Guernsey and Merban Equity are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments.

The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap LLC, DLJCC, DLJCA IX, DLJCA VIII, DLJCA VII, DLJLBO, DLJLBO II, CSPE LLC, CS Bermuda, DLJMB, DLJMB Funding, CSPE Advisers, CS Alternative Capital and CSAM Americas are set forth on Schedules A-1 through A-19 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-19 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On September 17, 2008, CS Sec USA LLC announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (“ARS”). While neither admitting nor denying allegations of wrongdoing, CS Sec USA LLC agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. CS Sec USA LLC estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CS Sec USA LLC also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement. Other Wall Street firms were subject to similar requirements.

On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and CS Sec USA LLC as respondent, FINRA ordered CS Sec USA LLC to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to CS Sec USA LLC ownership of its portfolio with CS Sec USA LLC upon receipt of the arbitration award.

On December 16, 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (“OFAC”) of their investigation into U.S. dollar payments made during the period from 2002 to 2007 involving parties that are subject to U.S. economic sanctions. As part of the settlement, the Bank entered into deferred prosecution agreements and an agreement with OFAC to pay $536 million.

Item 3.	Source and Amounts of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On December 3, 2010, at an average price of $22.95 per Share and aggregate sale proceeds of $1,245,216.00, Strategic Partners III sold 8,375 Shares, Sprout Investment Partners sold 31,392 Shares,

DLJPE Partners Fund II sold 10,961 Shares, DLJ PEP II sold 411 Shares, DLJ Multi-Manager PEF sold 745 Shares, and EMA Private Equity sold 2,370 Shares.

On December 6, 2010, at an average price of $23.23 per Share and aggregate sale proceeds of $966,230.72, Sprout Investment Partners sold 30,014 Shares, DLJPE Partners Fund II sold 10,480 Shares, DLJ PEP II sold 393 Shares, and DLJ Multi-Manager PEF sold 713 Shares.

On December 6, 2010, DLJCC exercised 5,619 2008 Warrants at an exercise price of $5.50 per 2008 Warrant in exchange for 4,170 Shares at an average price of $21.33 per Share.

On December 7, 2010, at an average price of $23.20 per Share and aggregate sale proceeds of $3,920,862.11, ESC II sold 21,131 Shares, DLJCC sold 88,651 Shares, Sprout CEO sold 1,507 Shares, Plan Investors sold 7,362 Shares, Sprout Venture sold 19,732 Shares, Sprout Entrepreneurs sold 2,368 Shares, and IX Plan sold 28,224 Shares.

On December 8, 2010, at an average price of $22.59 per Share and aggregate sale proceeds of $604,233.16, ESC II sold 2,926 Shares, DLJCC sold 15,625 Shares, Sprout CEO sold 209 Shares, Plan Investors sold 1,020 Shares, Sprout Venture sold 2,733 Shares, Sprout Entrepreneurs sold 328 Shares, and IX Plan sold 3,908 Shares.

On December 9, 2010, at an average price of $22.51 per Share and aggregate sale proceeds of $1,200,202,39, ESC II sold 33 Shares, DLJCC sold 175 Shares, Sprout CEO sold 3 Shares, Plan Investors sold 11 Shares, Sprout Venture sold 31 Shares, Sprout Entrepreneurs sold 3 Shares, IX Plan sold 44 Shares, CS USA Inc sold 11,650 Shares, and DLJ LTIC sold 41,371 Shares.

On January 26, 2011, at average price of $24.39 per Share and an aggregate distribution value of $19,607,511.24, Sprout VII distributed 150,379 Shares to its limited partners, Sprout VIII distributed 381,731 Shares to its limited partners, and Sprout IX distributed 271,806 Shares to its limited partners.  Certain of these limited partners are subsidiaries of the Bank, and the Reporting Person continues to have beneficial ownership of the Shares received by such limited partners.  Such Shares, the amounts of which are as follows, are included in the total number of Shares beneficially owned by the Reporting Person: (i) CS USA Inc received 10,196 Shares, (ii) DLJ LTIC received 27,502 Shares, (iii) EMA Private Equity received 951 Shares, (iv) Merban Equity Guernsey received 1,902 Shares, (v) Strategic Partners III received 3,360 Shares, (vi) DLJ Multi-Manager PEF received 585 Shares, (vii) DLJ PEP II received 322 Shares , (viii) DLJPE Partners Fund II received 8,602 shares of Common Stock, and (ix) Sprout Investment Partners received 24,639 Shares.

Item 4.	Purpose of Transaction1

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of the first paragraph of Item 4 the following:

Strategic Partners III, Sprout Investment Partners, DLJ PE Partners Fund II, DLJ PEP II, DLJ Multi-Manager PEF, EMA Private Equity, ESC II, DLJCC, Sprout CEO, Plan Investors, Sprout Venture, Sprout Entrepreneurs, and IX Plan disposed of the Shares on December 3, 2010, December 6, 2010, December 7, 2010, December 8, 2010, and December 9, 2010 for investment purposes.

DLJCC exercised the 2008 Warrants on December 6, 2010 for investment purposes.

Sprout VII, Sprout VIII, and Sprout IX distributed the Shares on January 26, 2011 as a pro rata distribution to limited partners for investment purposes.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting (a) and (c) and replacing them with the following:

(a)
As of January 26, 2011, the Reporting Person may be deemed to beneficially own an aggregate of 3,527,986 Shares, consisting of (i) 1,819,013 Shares and 81,755 2008 Warrants held directly by Sprout IX, (ii) 775,030 Shares and 73,040 2008 Warrants held directly by Sprout VIII, (iii) 305,315 Shares and 28,774 2008 Warrants held directly by Sprout VII, (iv) 5,303 Shares and 335 2008 Warrants held directly by Sprout CEO, (v) 8,331 Shares and 326 2008 Warrants held directly by Sprout Entrepreneurs, (vi) 99,298 Shares and 3,883 2008 Warrants held directly by IX Plan, (vii) 25,902 Shares and 1,635 2008 Warrants held directly by Plan Investors, (viii) 69,423 Shares and 4,384 2008 Warrants held directly by Sprout Venture, (ix) 74,343 Shares and 4,694 2008 Warrants held directly by ESC II, (x) 30,212 Shares held directly by DLJCC, (xi) 10,196 Shares held directly by CS USA Inc, (xii) 27,502 Shares held directly by DLJ LTIC, (xiii) 951 Shares held directly by EMA Private Equity, (xiv) 6,643 Shares held directly by Merban Equity Guernsey, (xv) 3,360 Shares held directly by Strategic Partners III, (xvi) 585 Shares held directly by DLJ Multi-Manager PEF, (xvii) 322 Shares held directly by DLJ PEP II, (xviii) 8,602 Shares held directly by DLJPE Partners Fund II, (xix) 24,639 Shares held directly by Sprout Investment Partners, (xx) 5,073 Shares held directly by CS Cap LLC and (xxi) 29,117 Shares held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 6.6% of the outstanding Shares of the Company.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-19 attached hereto, beneficially owns any additional Shares.

(c)	Except as otherwise described herein and as set forth on Schedule B hereto, the Reporting Person has effected no transactions in the Shares during the 60-day period prior to January 26, 2011.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2011

CREDIT SUISSE AG

By:      /s/ Ivy Dodes
Name: Ivy Dodes
Title:   Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department including the Global Markets Solution Group	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
John Burns	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking	United States
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of Global Securities and Chair of Fixed Income Operating Committee	France
Luigi de Vecchi	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department including the Global Markets Solution Group	Italy
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Equities and Securities Sales and Research	United States
Jennifer B. Frost	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources for the Investment Bank	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Securities responsible for Equities Trading, Products and Risks	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and co-General Counsel for the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the global investment bank of Credit Suisse	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Head of finance for the Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer, and Board Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer, and Board Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VIII, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management, LLC. The business address of DLJ LBO Plans Management, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

SCHEDULE A-11

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, LLC. The business address of Credit Suisse Private Equity, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chief Operating Officer Funds Management and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Controller	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-12

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MB ADVISORS, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ MB Advisors, LLC. The business address of DLJ MB Advisors, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Principal	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chairman	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

SCHEDULE A-13

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (BERMUDA) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (Bermuda) Limited. The business address of Credit Suisse (Bermuda) Limited is Thistle House, 4 Burnaby Street, Hamilton, Bermuda HM 12.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-14

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING FUNDING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Lori Russo	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States

SCHEDULE A-15

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY ADVISERS LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity Advisers LLC. The business address of Credit Suisse Private Equity Advisers LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Stephen Can	Eleven Madison Avenue New York, NY 10010 USA	Manager	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Principal and Senior Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Principal and Senior Vice President	United States

SCHEDULE A-16

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE ALTERNATIVE CAPITAL, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Alternative Capital, LLC. The business address of Credit Suisse Alternative Capital, LLC. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman, President, Chief Financial Officer, and Managing Director	United States
John G. Popp	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Boris B. Arabadjiev	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Timothy J. Barnes	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Director	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer and Director	United States
William A. Cirocco	Eleven Madison Avenue New York, NY 10010 USA	Senior Operating Officer and Director	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Flannery	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Charles W. Harper	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Linda R. Karn	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philip D. Langerfelder	Eleven Madison Avenue New York, NY 10010 USA	Senior Operating Officer and Director	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
David H. Lerner	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-17

EXECUTIVE OFFICERS AND DIRECTORS OF CSAM AMERICAS HOLDINGS CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of CSAM Americas Holdings Corporation. The business address of CSAM Americas Holdings Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Thomas J. Barnes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Alistair J. Cairns	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Karen Regan	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Andrea Johnston	Eleven Madison Avenue New York, NY 10010 USA	Assistant Secretary	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Sam Schwartz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-18

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc.  The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Wilson D. Ervin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

SCHEDULE A-19

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Dave W. Chitty	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Chief Executive Officer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Howie Shams	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Augustine Vargetto	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operation Officer	United States

SCHEDULE B

The following table lists all trades effected in the Shares during the period beginning 60 days prior to January 26, 2011. All trades were effected in ordinary trading on the indicated exchange; references to “Third Market” indicate that the trades were effected in ordinary course over-the-counter trades with institutional investors.

Entity Name	Trade Date	Buy / Sell	Quantity	Price	Exchange
CS Sec USA LLC	29-Nov-10	Sell	14.00	$21.62	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.64	*
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.61	*
CS Sec USA LLC	29-Nov-10	Sell	12.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	12.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.61	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	12.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.60	Pacific Stock Exchange
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.57	Third Market
CS Sec USA LLC	29-Nov-10	Sell	10.00	$21.57	Third Market
CS Sec USA LLC	29-Nov-10	Sell	13.00	$21.57	Third Market
CS Sec USA LLC	29-Nov-10	Buy	13.00	$21.69	*
CS Sec USA LLC	29-Nov-10	Buy	10.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	29-Nov-10	Buy	10.00	$22.02	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	29-Nov-10	Buy	13.00	$22.04	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	29-Nov-10	Buy	10.00	$22.04	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	29-Nov-10	Buy	14.00	$22.05	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	30-Nov-10	Sell	14.00	$21.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	30-Nov-10	Sell	5740.00	$21.64	Third Market
CS Sec USA LLC	1-Dec-10	Buy	14.00	$22.13	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.05	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.04	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.04	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.01	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	1.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	1.00	$21.99	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.01	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.01	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.00	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.03	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.03	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	Third Market
CS Sec USA LLC	1-Dec-10	Buy	16.00	$21.93	Third Market
CS Sec USA LLC	1-Dec-10	Buy	14.00	$21.93	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	11.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	13.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	12.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.93	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.96	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$21.97	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	12.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.01	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$21.99	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	15.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.00	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	14.00	$22.10	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.10	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.10	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.10	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	16.00	$22.10	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.12	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.13	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.19	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.23	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.20	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.24	Third Market
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.23	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.23	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	14.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.31	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.31	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.31	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.31	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.31	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.34	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.34	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	14.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	15.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.30	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	16.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.26	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.26	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.17	Third Market
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.12	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.16	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.20	Third Market
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.19	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.17	Third Market
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.17	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.17	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.22	Third Market
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.19	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.21	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.21	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.23	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.23	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.25	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.25	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.30	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.31	Third Market
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.31	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.31	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	11.00	$22.33	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.31	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.35	Pacific Stock Exchange
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.33	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.33	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.36	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	13.00	$22.36	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.38	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.38	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.41	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.53	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	1-Dec-10	Buy	12.00	$22.52	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.52	*
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.52	*
CS Sec USA LLC	1-Dec-10	Buy	15.00	$22.51	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.51	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.51	Third Market
CS Sec USA LLC	1-Dec-10	Buy	10.00	$22.51	Third Market
CS Sec USA LLC	2-Dec-10	Buy	11.00	$22.69	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Dec-10	Sell	2370.00	$22.78	OTC
CS Sec USA LLC	3-Dec-10	Sell	14.00	$23.14	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Sell	244.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	244.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	257.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	257.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	60.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	257.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	122.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	257.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	122.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	60.00	$23.14	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	14.00	$23.20	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Third Market
CS Sec USA LLC	7-Dec-10	Buy	8.00	$23.26	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	4.00	$23.26	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.28	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	14.00	$23.27	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.27	Third Market
CS Sec USA LLC	7-Dec-10	Buy	14.00	$23.27	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.25	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.23	Third Market
CS Sec USA LLC	7-Dec-10	Buy	11.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Third Market
CS Sec USA LLC	7-Dec-10	Buy	12.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.19	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	15.00	$23.20	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.22	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	13.00	$23.19	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	12.00	$23.15	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.15	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	12.00	$23.13	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.17	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.16	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.17	Third Market
CS Sec USA LLC	7-Dec-10	Buy	13.00	$23.18	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.17	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.16	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.16	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	12.00	$23.16	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	12.00	$23.14	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Third Market
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.20	Pacific Stock Exchange
CS Sec USA LLC	7-Dec-10	Buy	15.00	$23.22	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	10.00	$23.24	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	19.00	$23.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Buy	51.00	$23.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Dec-10	Sell	83885.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	4766.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	7362.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	2368.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	19732.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	21131.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	1507.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	28224.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	4766.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	83885.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	7362.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	7362.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	19732.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	19732.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	1507.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	1507.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	28224.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	28224.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	2368.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	2368.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	21131.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	21131.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	4766.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	83885.00	$23.20	OTC
CS Sec USA LLC	7-Dec-10	Sell	514.00	$23.12	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	60.00	$23.12	Philadelphia Stock Exchange
CS Sec USA LLC	7-Dec-10	Sell	122.00	$23.12	Philadelphia Stock Exchange
CS Sec USA LLC	8-Dec-10	Buy	11.00	$22.77	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Buy	1.00	$22.67	Third Market
CS Sec USA LLC	8-Dec-10	Buy	9.00	$22.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Buy	10.00	$22.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Buy	11.00	$22.48	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Buy	10.00	$22.48	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Buy	53.00	$22.36	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	8-Dec-10	Sell	661.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	209.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	2733.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	3908.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	328.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	1020.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	2926.00	$22.59	OTC
CS Sec USA LLC	8-Dec-10	Sell	14964.00	$22.59	OTC
CS Sec USA LLC	9-Dec-10	Sell	7.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	33.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	3.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	11.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	31.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	41371.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	168.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	3.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Buy	44.00	$23.15	Third Market
CS Sec USA LLC	9-Dec-10	Sell	11650.00	$22.51	OTC
CS Sec USA LLC	9-Dec-10	Sell	44.00	$22.51	OTC
CS Sec USA LLC	10-Dec-10	Buy	14.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	Pacific Stock Exchange
CS Sec USA LLC	10-Dec-10	Buy	14.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	12.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	11.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	11.00	$22.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	13.00	$22.91	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.91	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.92	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.81	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	14.00	$22.84	*
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.87	Third Market
CS Sec USA LLC	10-Dec-10	Buy	10.00	$22.87	Third Market
CS Sec USA LLC	10-Dec-10	Sell	50.00	$22.90	Pacific Stock Exchange
CS Sec USA LLC	10-Dec-10	Sell	100.00	$22.90	*
CS Sec USA LLC	10-Dec-10	Buy	39.00	$22.97	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Dec-10	Buy	10.00	$23.06	Third Market
CS Sec USA LLC	10-Dec-10	Sell	250.00	$23.10	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	189.00	$23.59	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	111.00	$23.60	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.59	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.59	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.59	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	3.00	$23.59	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.59	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.59	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.57	NASDAQ OMX BX
CS Sec USA LLC	14-Dec-10	Sell	89.00	$23.57	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.57	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.57	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	97.00	$23.59	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	200.00	$23.61	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	4.00	$23.58	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	200.00	$23.58	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.58	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.57	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	96.00	$23.57	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.60	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	*
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	200.00	$23.56	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.56	Third Market
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.55	*
CS Sec USA LLC	14-Dec-10	Sell	200.00	$23.55	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.55	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.55	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.55	*
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.50	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.50	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.50	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.50	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.49	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Sell	100.00	$23.42	Pacific Stock Exchange
CS Sec USA LLC	14-Dec-10	Buy	24.00	$23.53	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Dec-10	Buy	6560.00	$23.59	Third Market
CS Sec USA LLC	15-Dec-10	Buy	4920.00	$23.59	Philadelphia Stock Exchange
CS Sec USA LLC	15-Dec-10	Buy	4920.00	$23.59	Philadelphia Stock Exchange
CS Sec USA LLC	15-Dec-10	Buy	10.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	15-Dec-10	Buy	10.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	15-Dec-10	Buy	10.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	15-Dec-10	Buy	14.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	15-Dec-10	Buy	11.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	15-Dec-10	Buy	4920.00	$23.61	Philadelphia Stock Exchange
CS Sec USA LLC	16-Dec-10	Sell	514.00	$23.61	Philadelphia Stock Exchange
CS Sec USA LLC	16-Dec-10	Sell	514.00	$23.61	Philadelphia Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	11.00	$23.66	Third Market
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.67	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.42	*
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.42	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	12.00	$23.45	Third Market
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.45	Third Market
CS Sec USA LLC	16-Dec-10	Buy	15.00	$23.43	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.43	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.44	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	12.00	$23.46	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.45	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	66.00	$23.45	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	15.00	$23.45	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	11.00	$23.50	Third Market
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.46	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	1.00	$23.46	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	9.00	$23.45	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	15.00	$23.52	*
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.52	*
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.50	Pacific Stock Exchange
CS Sec USA LLC	16-Dec-10	Buy	13.00	$23.46	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.47	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.55	Third Market
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	11.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.51	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	10.00	$23.53	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Buy	11.00	$23.53	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	16-Dec-10	Sell	514.00	$23.37	Philadelphia Stock Exchange
CS Sec USA LLC	17-Dec-10	Sell	1.00	$23.37	Philadelphia Stock Exchange
CS Sec USA LLC	17-Dec-10	Sell	1.00	$23.37	Philadelphia Stock Exchange
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	83.00	$23.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	39.00	$23.80	Pacific Stock Exchange
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.74	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	11.00	$23.74	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.72	Third Market
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.72	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.72	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.72	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	13.00	$23.70	Third Market
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	Third Market
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	Third Market
CS Sec USA LLC	17-Dec-10	Buy	13.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	10.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	21.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	18.00	$23.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	16.00	$23.71	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Buy	12.00	$23.78	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Sell	28.00	$23.80	Third Market
CS Sec USA LLC	17-Dec-10	Sell	10.00	$23.80	Third Market
CS Sec USA LLC	17-Dec-10	Buy	782.00	$23.91	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	17-Dec-10	Sell	1.00	$23.91	Philadelphia Stock Exchange
CS Sec USA LLC	21-Dec-10	Sell	1.00	$24.03	Philadelphia Stock Exchange
CS Sec USA LLC	21-Dec-10	Sell	1.00	$24.03	Philadelphia Stock Exchange
CS Sec USA LLC	21-Dec-10	Buy	97.00	$24.32	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Dec-10	Buy	3.00	$24.32	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Dec-10	Buy	46.00	$24.30	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Dec-10	Sell	1.00	$24.32	Philadelphia Stock Exchange
CS Sec USA LLC	22-Dec-10	Buy	216.00	$24.54	Third Market
CS Sec USA LLC	23-Dec-10	Sell	122.00	$24.28	Philadelphia Stock Exchange
CS Sec USA LLC	23-Dec-10	Sell	514.00	$24.28	Philadelphia Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	6.00	$24.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	60.00	$24.70	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	113.00	$24.60	Third Market
CS Sec USA LLC	28-Dec-10	Sell	2300.00	$24.61	Third Market
CS Sec USA LLC	28-Dec-10	Sell	134.00	$24.60	Third Market
CS Sec USA LLC	28-Dec-10	Sell	600.00	$24.54	Third Market
CS Sec USA LLC	28-Dec-10	Sell	46.00	$24.39	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.39	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.39	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	154.00	$24.37	Third Market
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.37	Third Market
CS Sec USA LLC	28-Dec-10	Sell	500.00	$24.28	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.29	Third Market
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.32	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	900.00	$24.39	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	700.00	$24.38	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.39	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	80.00	$24.40	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	20.00	$24.40	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.39	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.39	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	700.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.41	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.31	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	900.00	$24.30	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.30	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.34	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.34	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.31	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	700.00	$24.28	Third Market
CS Sec USA LLC	28-Dec-10	Sell	400.00	$24.33	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.42	*
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.42	*
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.42	*
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.42	*
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.42	*
CS Sec USA LLC	28-Dec-10	Sell	400.00	$24.45	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	1000.00	$24.42	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.41	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.41	Third Market
CS Sec USA LLC	28-Dec-10	Sell	400.00	$24.44	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.46	Third Market
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.46	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.41	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	1400.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	700.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.44	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.44	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.44	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.44	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.45	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.45	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.45	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	1100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.42	Third Market
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.40	Pacific Stock Exchange
CS Sec USA LLC	28-Dec-10	Sell	200.00	$24.40	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	400.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	300.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	500.00	$24.39	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.39	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	28-Dec-10	Sell	100.00	$24.40	Third Market
CS Sec USA LLC	29-Dec-10	Buy	18.00	$24.75	Third Market
CS Sec USA LLC	29-Dec-10	Buy	10.00	$24.71	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	30-Dec-10	Sell	11.00	$24.81	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	30-Dec-10	Sell	572.00	$24.78	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	30-Dec-10	Sell	121.00	$24.78	Philadelphia Stock Exchange
CS Sec USA LLC	31-Dec-10	Sell	12.00	$24.87	Third Market
CS Sec USA LLC	31-Dec-10	Sell	15.00	$24.87	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	10.00	$24.86	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	13.00	$24.84	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	10.00	$24.84	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	10.00	$24.81	Pacific Stock Exchange
CS Sec USA LLC	31-Dec-10	Sell	12.00	$24.81	Pacific Stock Exchange
CS Sec USA LLC	31-Dec-10	Sell	10.00	$24.81	Pacific Stock Exchange
CS Sec USA LLC	31-Dec-10	Sell	10.00	$24.84	Third Market
CS Sec USA LLC	31-Dec-10	Buy	10.00	$24.87	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	23.00	$24.86	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	31-Dec-10	Sell	57.00	$24.84	Third Market
CS Sec USA LLC	3-Jan-11	Sell	1800.00	$24.88	Philadelphia Stock Exchange
CS Sec USA LLC	3-Jan-11	Sell	1800.00	$24.88	Philadelphia Stock Exchange
CS Sec USA LLC	3-Jan-11	Buy	10.00	$25.20	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Sell	20.00	$25.17	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Sell	100.00	$25.18	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Buy	10.00	$25.23	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Sell	100.00	$25.22	Third Market
CS Sec USA LLC	3-Jan-11	Buy	100.00	$25.14	Pacific Stock Exchange
CS Sec USA LLC	3-Jan-11	Buy	20.00	$25.15	Pacific Stock Exchange
CS Sec USA LLC	3-Jan-11	Buy	100.00	$25.18	*
CS Sec USA LLC	3-Jan-11	Buy	100.00	$25.20	Third Market
CS Sec USA LLC	3-Jan-11	Sell	220.00	$25.15	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Sell	214.00	$25.15	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	3-Jan-11	Sell	1800.00	$25.15	Philadelphia Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	242.00	$25.15	Philadelphia Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	242.00	$25.15	Philadelphia Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	12.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.82	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	12.00	$24.82	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	12.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	13.00	$24.78	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.78	Pacific Stock Exchange
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.73	*
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.73	*
CS Sec USA LLC	4-Jan-11	Sell	11.00	$24.72	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	11.00	$24.77	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.77	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	13.00	$24.88	Third Market
CS Sec USA LLC	4-Jan-11	Sell	11.00	$24.81	Third Market
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.86	*
CS Sec USA LLC	4-Jan-11	Sell	10.00	$24.86	*
CS Sec USA LLC	4-Jan-11	Sell	87.00	$24.95	Third Market
CS Sec USA LLC	4-Jan-11	Sell	90.00	$24.95	*
CS Sec USA LLC	4-Jan-11	Sell	91.00	$24.95	*
CS Sec USA LLC	4-Jan-11	Sell	90.00	$24.95	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	90.00	$24.95	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	90.00	$24.95	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	90.00	$24.95	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Buy	462.00	$24.95	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	4-Jan-11	Sell	242.00	$25.15	Philadelphia Stock Exchange
CS Sec USA LLC	5-Jan-11	Buy	15.00	$25.17	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.17	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	4.00	$25.17	Pacific Stock Exchange
CS Sec USA LLC	5-Jan-11	Buy	6.00	$25.17	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	12.00	$25.18	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.18	Third Market
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.20	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.20	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.22	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.22	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Buy	10.00	$25.11	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	89.00	$25.06	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	94.00	$25.05	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	18.00	$25.03	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	72.00	$25.03	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	90.00	$25.05	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	5-Jan-11	Sell	3600.00	$25.06	Philadelphia Stock Exchange
CS Sec USA LLC	6-Jan-11	Sell	121.00	$25.06	Philadelphia Stock Exchange
CS Sec USA LLC	6-Jan-11	Sell	121.00	$25.06	Philadelphia Stock Exchange
CS Sec USA LLC	6-Jan-11	Sell	47.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	44.00	$24.88	Third Market
CS Sec USA LLC	6-Jan-11	Sell	26.00	$24.90	Third Market
CS Sec USA LLC	6-Jan-11	Sell	32.00	$24.89	Third Market
CS Sec USA LLC	6-Jan-11	Sell	32.00	$24.92	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	36.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	48.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	23.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	19.00	$24.87	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	29.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	43.00	$24.89	Pacific Stock Exchange
CS Sec USA LLC	6-Jan-11	Sell	29.00	$24.87	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	51.00	$24.91	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	42.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	29.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	32.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	29.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	25.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	30.00	$24.90	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	42.00	$24.89	Pacific Stock Exchange
CS Sec USA LLC	6-Jan-11	Sell	34.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	24.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	37.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	26.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	28.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	29.00	$24.88	Third Market
CS Sec USA LLC	6-Jan-11	Sell	38.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	14.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	34.00	$24.88	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	30.00	$24.87	Third Market
CS Sec USA LLC	6-Jan-11	Sell	45.00	$24.87	Third Market
CS Sec USA LLC	6-Jan-11	Sell	38.00	$24.87	Third Market
CS Sec USA LLC	6-Jan-11	Sell	32.00	$24.87	Third Market
CS Sec USA LLC	6-Jan-11	Sell	26.00	$24.84	Third Market
CS Sec USA LLC	6-Jan-11	Sell	55.00	$24.83	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	46.00	$24.83	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Buy	57.00	$24.89	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Buy	15.00	$24.90	Third Market
CS Sec USA LLC	6-Jan-11	Buy	413.00	$24.98	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	6-Jan-11	Sell	121.00	$24.98	Philadelphia Stock Exchange
CS Sec USA LLC	7-Jan-11	Sell	512.00	$24.98	Philadelphia Stock Exchange
CS Sec USA LLC	7-Jan-11	Sell	512.00	$24.98	Philadelphia Stock Exchange
CS Sec USA LLC	7-Jan-11	Sell	10.00	$24.71	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	36.00	$24.85	Pacific Stock Exchange
CS Sec USA LLC	7-Jan-11	Sell	43.00	$24.80	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	9.00	$24.80	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	35.00	$24.80	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	44.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	11.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	29.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	10.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	16.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	32.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	25.00	$24.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Buy	42.00	$24.91	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	7-Jan-11	Sell	512.00	$24.93	Philadelphia Stock Exchange
CS Sec USA LLC	10-Jan-11	Buy	41.00	$25.17	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	10-Jan-11	Buy	28.00	$25.12	Third Market
CS Sec USA LLC	11-Jan-11	Buy	10.00	$25.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	11-Jan-11	Sell	364.00	$25.04	Third Market
CS Sec USA LLC	12-Jan-11	Sell	242.00	$25.04	Philadelphia Stock Exchange
CS Sec USA LLC	12-Jan-11	Sell	242.00	$25.04	Philadelphia Stock Exchange
CS Sec USA LLC	12-Jan-11	Sell	7.00	$25.04	Philadelphia Stock Exchange
CS Sec USA LLC	12-Jan-11	Sell	7.00	$25.04	Philadelphia Stock Exchange
CS Sec USA LLC	12-Jan-11	Sell	10.00	$25.30	Pacific Stock Exchange
CS Sec USA LLC	12-Jan-11	Buy	100.00	$25.42	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	12-Jan-11	Buy	21.00	$25.41	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	12-Jan-11	Sell	242.00	$25.42	Philadelphia Stock Exchange
CS Sec USA LLC	12-Jan-11	Sell	7.00	$25.42	Philadelphia Stock Exchange
CS Sec USA LLC	13-Jan-11	Sell	177.00	$25.45	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	200.00	$25.56	Third Market
CS Sec USA LLC	13-Jan-11	Buy	105.00	$25.56	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.55	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.55	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.55	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	200.00	$25.55	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.56	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	95.00	$25.56	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.57	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	200.00	$25.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	200.00	$25.57	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.58	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.58	*
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.60	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.60	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	95.00	$25.60	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	105.00	$25.60	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.62	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.62	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	105.00	$25.63	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.62	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	*
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	Third Market
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.63	Pacific Stock Exchange
CS Sec USA LLC	13-Jan-11	Buy	200.00	$25.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.68	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.68	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.67	Third Market
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	13-Jan-11	Buy	100.00	$25.67	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	14-Jan-11	Sell	12.00	$26.14	*
CS Sec USA LLC	14-Jan-11	Sell	6.00	$26.28	*
CS Sec USA LLC	14-Jan-11	Sell	99.00	$26.14	*
CS Sec USA LLC	14-Jan-11	Sell	100.00	$26.21	Third Market
CS Sec USA LLC	14-Jan-11	Sell	100.00	$26.22	Third Market
CS Sec USA LLC	14-Jan-11	Sell	514.00	$26.07	Philadelphia Stock Exchange
CS Sec USA LLC	14-Jan-11	Sell	514.00	$26.07	Philadelphia Stock Exchange
CS Sec USA LLC	14-Jan-11	Buy	79.00	$26.43	Third Market
CS Sec USA LLC	14-Jan-11	Buy	60.00	$26.43	Pacific Stock Exchange
CS Sec USA LLC	14-Jan-11	Sell	514.00	$26.37	Philadelphia Stock Exchange
CS Sec USA LLC	18-Jan-11	Sell	15.00	$26.34	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	18-Jan-11	Sell	10.00	$26.49	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	19-Jan-11	Sell	15.00	$26.28	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	19-Jan-11	Sell	10.00	$25.67	Pacific Stock Exchange
CS Sec USA LLC	19-Jan-11	Sell	12.00	$25.67	Pacific Stock Exchange
CS Sec USA LLC	19-Jan-11	Sell	10.00	$25.67	Pacific Stock Exchange
CS Sec USA LLC	19-Jan-11	Sell	10.00	$25.67	Pacific Stock Exchange
CS Sec USA LLC	19-Jan-11	Sell	10.00	$25.67	Pacific Stock Exchange
CS Sec USA LLC	19-Jan-11	Buy	3.00	$25.86	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	19-Jan-11	Buy	13.00	$25.86	Third Market
CS Sec USA LLC	20-Jan-11	Sell	10.00	$24.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	20-Jan-11	Sell	10.00	$24.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Jan-11	Buy	12.00	$24.21	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Buy	2734.00	$24.20	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	89.00	$23.79	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.79	Third Market
CS Sec USA LLC	21-Jan-11	Sell	400.00	$23.80	Third Market
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.85	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.85	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.85	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.85	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.81	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.81	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	100.00	$23.81	Pacific Stock Exchange
CS Sec USA LLC	21-Jan-11	Sell	500.00	$23.82	Third Market
CS Sec USA LLC	21-Jan-11	Sell	10.00	$24.10	*
CS Sec USA LLC	21-Jan-11	Sell	10.00	$24.09	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	21-Jan-11	Sell	60.00	$24.12	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	24-Jan-11	Sell	4550.00	$24.56	Third Market
CS Sec USA LLC	25-Jan-11	Sell	12.00	$24.32	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Sell	12.00	$24.32	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Sell	10.00	$24.36	Pacific Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	257.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	368.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	368.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	552.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	552.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	257.00	$24.56	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Sell	10.00	$24.40	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Sell	39.00	$24.23	Pacific Stock Exchange
CS Sec USA LLC	25-Jan-11	Sell	13.00	$24.32	Pacific Stock Exchange
CS Sec USA LLC	25-Jan-11	Sell	100.00	$24.32	Pacific Stock Exchange
CS Sec USA LLC	25-Jan-11	Sell	50.00	$24.32	Pacific Stock Exchange
CS Sec USA LLC	25-Jan-11	Sell	15.00	$24.41	Third Market
CS Sec USA LLC	25-Jan-11	Sell	74.00	$24.43	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Sell	100.00	$24.44	*
CS Sec USA LLC	25-Jan-11	Sell	66.00	$24.41	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Sell	34.00	$24.41	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	25-Jan-11	Buy	257.00	$24.48	Philadelphia Stock Exchange
CS Sec USA LLC	25-Jan-11	Buy	552.00	$24.48	Philadelphia Stock Exchange
CS Sec USA LLC	26-Jan-11	Buy	10.00	$24.56	NASD ADF for NYSE/AMEX Issues
CS Sec USA LLC	26-Jan-11	Buy	10.00	$24.69	*
CS Sec USA LLC	26-Jan-11	Buy	15.00	$24.71	Pacific Stock Exchange
CS Sec USA LLC	26-Jan-11	Buy	10.00	$24.71	Pacific Stock Exchange
CS Sec USA LLC	26-Jan-11	Buy	10.00	$24.71	Pacific Stock Exchange
CS Sec USA LLC	26-Jan-11	Sell	728.00	$24.48	Philadelphia Stock Exchange
CS Sec USA LLC	26-Jan-11	Sell	728.00	$24.48	Philadelphia Stock Exchange
CS Sec USA LLC	26-Jan-11	Sell	728.00	$24.39	Philadelphia Stock Exchange
CS Sec USA LLC	27-Jan-11	Sell	12.00	$23.91	Third Market
CS Sec USA LLC	27-Jan-11	Sell	10.00	$23.94	Pacific Stock Exchange
CS Sec USA LLC	27-Jan-11	Sell	15.00	$23.99	Pacific Stock Exchange
CS Sec USA LLC	27-Jan-11	Sell	10.00	$23.98	Pacific Stock Exchange
CS Sec USA LLC	27-Jan-11	Sell	10.00	$23.99	Pacific Stock Exchange
CS Sec USA LLC	27-Jan-11	Sell	10.00	$23.97	Third Market
CS Sec USA LLC	27-Jan-11	Sell	24.00	$23.98	Third Market
CS Sec USA LLC	27-Jan-11	Sell	62.00	$23.96	NASD ADF for NYSE/AMEX Issues

* Due to technical difficulties, the exchange for this particular transaction was not able to be identified.*